

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 29, 2018

Jeff Lawson
Chief Exvecutive Officer
Twilio Inc.
375 Beale Street, Suite 300
San Francisco, CA 94105

> **Re: Twilio Inc.**
> **Registration Statement on Form S-4**
> **Filed November 21, 2018**
> **File No. 333-228522**

Dear Mr. Lawson:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Edwin Kim, Attorney-Advisor, at (202) 551-3297 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any questions.

Sincerely,

Division of Corporation Finance
Office of Information Technologies
and Services

cc: Blake Liggio, Esq.